UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BRADY CORPORATION
(Exact name of the registrant as specified in its charter)

Wisconsin	1-14959
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

6555 West Good Hope Road,
Milwaukee, Wisconsin	53223
(Address of Principal Executive Offices)	(Zip Code)

Andrew T. Gorman
General Counsel and Corporate Secretary
(414) 358-6600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Brady Corporation and its subsidiaries (“Brady,” “Company,” “we,” “us,” “our”) have developed and maintain an active initiative to identify sources of materials used in our products that contain metallic forms of tin, tantalum, tungsten or gold (“3TG Minerals” or “Conflict Minerals”), and to determine whether any such materials directly or indirectly fund or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”). For calendar year 2021, Brady has conducted its reasonable country of origin inquiry (“RCOI”) in good faith for the products manufactured, or contracted to manufacture, by the Company where 3TG Minerals are necessary to the functionality or production of such products. We also conducted due diligence on the source and chain of custody of 3TG Minerals in our supply chain. Based on information received through its RCOI and due diligence program, Brady does not have evidence that 3TG Minerals used in its products, directly or indirectly, fund the armed groups in the DRC and the Covered Countries. However, our due diligence with our suppliers is ongoing with continuous improvement in our supply chain transparency and responsible sourcing of materials contained in our products.

Through our RCOI described in our Conflict Minerals Report, several suppliers disclosed to us that their only sources of 3TG Minerals were from scrap/recycled materials identified in their supply chains, and, as such, did not require due diligence. Brady has reason to believe that 3TG Minerals used in its products do not solely originate from recycled or scrap sources. This determination is included in the attached Conflict Minerals Report.

Conflict Minerals Disclosure
For calendar year 2021, Brady Corporation is filing a Conflict Minerals Report which is attached as Exhibit 1.01 in Item 2.01 and is also publicly available on our website at the below link.

https://www.bradyid.com/corporate/supplier-information

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

SECTION 3 - EXHIBITS

Item 3.01	Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD for calendar year ended December 31, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BRADY CORPORATION

/s/ AARON J. PEARCE	Date: May 19, 2022
Aaron J. Pearce
Chief Financial Officer and Treasurer